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                            January 26, 2023

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted Janurary
3, 2023
                                                            CIK No. 0001941158

       Dear Zheng Nan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 22, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. It does not appear you revised disclosure in response to prior comment 1. Refrain from using terms such as
we    or    our    when describing the activities or functions of your VIE
                                                        throughout the
prospectus. In this regard, we note your disclosure on page i that substantially all
the company's business is conducted by Youba Tech, the VIE in the
                                                        PRC, and its subsidiary
Webus Travel Agency.
       Our Industry, page 88

   2. It does not appear you revised disclosure in response to prior comment 8. Please revise
 Zheng Nan
Webus International Ltd.
January 26, 2023
Page 2
      your disclosure to include balancing language to emphasize the prospective nature of the
      CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.
      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-
3271 with any other questions



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
January 26, 2023 Page 2
cc:       Fang Liu. Esq.
FirstName LastName